EXHIBIT 23(a)

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors of
Avnet, Inc.:

We consent to the use of our report dated August 7, 2003, with respect to the consolidated balance sheets of Avnet, Inc. as of June 27, 2003 and June 28, 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to our audit of the adjustments that were applied and disclosures that were added to revise the 2001 consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such adjustments and disclosures.

Phoenix, Arizona
November 5, 2003